January 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:    Santander Holdings USA, Inc.

  Registration Statement on Form S-4

  Filed January 11, 2018

Ladies and Gentlemen:

Reference is made to the above referenced Registration Statement on Form S-4, as may be amended from time to time (the “Registration Statement”), of Santander Holdings USA, Inc., a Virginia corporation (the “Company”), registering the offer to exchange (the “Exchange Offer”) (i) an aggregate principal amount of up to $1,440,000,000 of 3.700% Senior Notes due 2022 of the Company (the “2022 Exchange Notes”) for an equal principal amount of outstanding 3.700% Senior Notes due 2022 of the Company (the “2022 Old Notes”), (ii) an aggregate principal amount of up to $1,000,000,000 of 3.400% Senior Notes due 2023 of the Company (the “2023 Exchange Notes”) for an equal principal amount of outstanding 3.400% Senior Notes due 2023 of the Company (the “2023 Old Notes”) and (iii) an aggregate principal amount of up to $1,050,000,000 of 4.400% Senior Notes due 2027 of the Company (the “2027 Exchange Notes” and, together with the 2022 Exchange Notes and the 2023 Exchange Notes, the “Exchange Notes”) for an equal principal amount of outstanding 4.400% Senior Notes due 2027 of the Company (the “2027 Old Notes” and, together with the 2022 Old Notes and the 2023 Old Notes, the “Old Notes”). The Company is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief without independent investigation, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that, if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. See Shearman & Sterling (July 2, 1993).

If you have any questions on the above-referenced Registration Statement, please contact Kathryn Gettles-Atwa (212-403-1142) of Wachtell, Lipton, Rosen & Katz, counsel to the Company.

Sincerely,

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
	Name:	Gerard A. Chamberlain
	Title:	Senior Vice President and
Assistant Secretary

cc:	Mark F. Veblen, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz